PuraMed Bioscience, Inc.
1326 Schofield Avenue
Schofield, Wisconsin 54476
August 11, 2014

Jeffrey P. Riedler
Assistant Director, United States Securities and Exchange Commission
Washington, D.C. 20549

Re:           PuraMed Bioscience, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 29, 2014
File No. 000-52771

Dear Mr. Riedler:

On August 5, 2014, the staff (the “Staff”) of the U.S. Securities & Exchange Commission (the “Commission”) provided PuraMed Bioscience, Inc. ( the “Company”) with a comment letter (the “Letter”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (“Form PRE-14A”) filed with the Commission on July 29, 2014.  The Company filed a response letter on August 7, 2014 and the Staff provided verbal comments regarding such response letter.  Set forth below are the Company’s responses to the Staff’s comments set forth in the Letter.  For your convenience, the comment is listed below, followed by the Company’s response.  Provided that there are no further comments from the Staff, the Company’s response below will be reflected in the Definitive Information Statement on Schedule 14A, which the Company intends to file on August 11, 2014 (“Form DEF-14A”).

The Staff commented as follows:

•
We note your statement on page 8 that you currently have no plan, agreement or other understanding to issue any of the shares of common stock that will become newly available as a result of the proposed reverse split “other than convertible notes and other agreements previously disclosed by the Company in its public filings.” For purposes of clarity, please expand your disclosure to briefly identify the convertible notes and other agreements, and the shares issuable thereunder, which you reference.

The Company intends to address the foregoing comment in its filing of the DEF-14A by restating the following section under “Proposal 2 – Effectuate 1-for-40 Reverse Stock Split,” as follows:

CERTAIN RISKS ASSOCIATED WITH REVERSE STOCK SPLIT

You should recognize that you will own a lesser number of shares of Common Stock than you presently own. While we hope that the Reverse Stock Split will result in an increase in the potential stock price of our Common Stock, we cannot assure you that the Reverse Stock Split will increase the potential stock price of our Common Stock by a multiple equal to the inverse of the Reverse Stock Split ratio or result in the permanent increase in any potential stock price (which is dependent upon many factors, including our performance and prospects). Should the stock price of our Common Stock decline, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of a Reverse Stock Split. Furthermore, the possibility exists that potential liquidity in the stock price of our Common Stock could be adversely affected by the reduced number of shares of Common Stock that would be outstanding after the Reverse Stock Split. In addition, the Reverse Stock Split will increase the number of Stockholders of the Company who own odd lots (less than 100 shares). Stockholders who hold odd lots typically will experience an increase in the cost of selling their shares, as well as possible greater difficulty in effecting such sales. As a result, we cannot assure you that the Reverse Stock Split will achieve the desired results that have been outlined above.

Following the Reverse Stock split, there will be approximately 1,444,411,231 additional shares of Common Stock available for issuance by the Board, without further shareholder approval, for stock dividends, acquisitions, raising additional capital, stock options or other corporate purposes. The additional shares of Common Stock could be used for potential strategic transactions, including, among other things, acquisitions, strategic partnerships, joint ventures, restructurings, business combinations and investments, although there are no immediate plans to do so. Assurances cannot be provided that any such transactions will be consummated on favorable terms or at all, that they will enhance stockholder value or that they will not adversely affect the Company’s business or the trading price of the Common Stock. Any such issuance of additional shares of Common Stock could have the effect of diluting the earnings per share and book value per share of outstanding shares of Common Stock, and such additional shares could be used to dilute the stock ownership or voting rights of a person seeking to obtain control of the Company. The Board is not aware of any attempt to take control of the Company and has not presented this proposal with the intention that the increase in the number of available authorized shares of Common Stock be used as a type of anti-takeover device. Any additional Common Stock, when issued, would have the same rights and preferences as the shares of Common Stock presently outstanding. There is currently no plan, agreement or other understanding that could require the Company to issue shares of Common Stock, other than the issuance of stock as may be required in the near future pursuant to the following convertible notes and other agreements in the approximate aggregate amount of $470,000, as previously disclosed by the Company in its public filings: (i) Master Exchange Agreement dated as of April 24, 2014; (ii) Convertible Promissory Note dated February 13, 2014; (iii) Promissory Note dated June 27, 2013; and (iv) Master Promissory Note dated August 19, 2013.

Further, the Company acknowledges that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Russell W. Mitchell
Russell W. Mitchell
Chief Executive Officer